United States securities and exchange commission logo





                            March 30, 2022

       Jane Hunter
       Chief Executive Officer
       Tritium DCFC Limited
       48 Miller Street
       Murarrie, QLD 4172
       Australia

                                                        Re: Tritium DCFC
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed February 11,
2022
                                                            File No. 333-262681

       Dear Ms. Hunter:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed February 11, 2022

       General

   1. We note that the Minimum Cash closing condition was waived. Please disclose the amount of funds that
were available as of the closing of the business combination and the remaining funds
currently available.
   2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating
or that present inconsistencies. Non-exclusive examples of areas where disclosure should
be updated are as follows:

                                                              You state on page
91 that you expect your MSC platform to launch in the fourth quarter of 2021.
Update this statement to reflect the current status.
 Jane Hunter
FirstName  LastNameJane
Tritium DCFC   Limited Hunter
Comapany
March      NameTritium DCFC Limited
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
                You state on page 2 that you expect    to receive gross
proceeds of approximately
              $15.0 million from the issuance and expect settlement to occur on or about, or prior
              to, March 17, 2022.    Update this statement to reflect whether
you have received
              proceeds this issuance.
                 You state on page 3 that you expect    to receive gross
proceeds of approximately
              $45.0 million from the issuance and expect settlement to occur on or about, or prior
              to, March 17, 2022.    Update this statement to reflect whether
you have received
              proceeds from this issuance.
3. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Cover Page

4. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
5. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
6.       We note the significant number of redemptions of DCRN Class A Common
Stock in
         connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Ordinary Shares.
Risk Factors, page 9

7. Please expand your risk factor on page 36 highlighting the negative pressure potential
 Jane Hunter
Tritium DCFC Limited
March 30, 2022
Page 3
         sales of shares pursuant to this registration statement could have on the public trading price of the Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 95

8. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary
         Shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at
(202) 551-
3754 with any questions.



FirstName LastNameJane Hunter                                   Sincerely,
Comapany NameTritium DCFC Limited
                                                                Division of
Corporation Finance
March 30, 2022 Page 3                                           Office of
Manufacturing
FirstName LastName